Exhibit 99.77D

Item 77D - Scudder High Yield Opportunity Fund, a series of Scudder Portfolio Trust

On May 1, 2002, Scudder High Yield Opportunity Fund, a series of Scudder Portfolio Trust, changed its name-related investment policy. Prior to May 1, 2002, the Fund's policy stated that the fund normally invests at least 65% of total assets in U.S. junk bonds, which are those below the fourth credit grade (i.e., grade BB/Ba and below). This policy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in U.S. junk bonds, which are those below the fourth credit grade (i.e., grade BB/Ba and below).